Exhibit 99.2

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

Dated October 2, 2009

among

ELAN FINANCE PUBLIC LIMITED COMPANY,
ELAN FINANCE CORP.,

ELAN CORPORATION, PLC,

CERTAIN SUBSIDIARY GUARANTORS

and

MORGAN STANLEY & CO. INCORPORATED,
CITIGROUP GLOBAL MARKETS INC. AND
J & E DAVY

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made and entered into October 2, 2009, among ELAN FINANCE PUBLIC LIMITED COMPANY, a public limited company incorporated and registered under the laws of Ireland and ELAN FINANCE CORP., a Delaware corporation (each, a co-issuer, and together, the “Issuer”), ELAN CORPORATION, PLC, a public limited company incorporated and registered under the laws of Ireland (the “Company”), the subsidiary guarantors listed on the signature pages hereto (the “Subsidiary Guarantors”, and together with the Company, the “Guarantors”) and MORGAN STANLEY & CO. INCORPORATED, CITIGROUP GLOBAL MARKETS INC. AND J & E DAVY (the “Initial Purchasers”).

This Agreement is made pursuant to the Purchase Agreement dated September 29, 2009, among the Issuer, the Company, the Subsidiary Guarantors and the Initial Purchasers (the “Purchase Agreement”), which provides for the sale by the Issuer to the Initial Purchasers of an aggregate of $625,000,000 principal amount of the Issuer’s 8.750% Senior Notes due 2016 (the “Notes”).  The Notes will be unconditionally guaranteed (the “Guarantees”) on an unsecured and unsubordinated basis by the Guarantors.  The Notes will be represented by global certificates in fully registered form, in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof, and will be issued pursuant to an indenture (the “Indenture”) dated October 2, 2009, among the Issuer, the Company, the Subsidiary Guarantors and BNY Corporate Trustee Services Limited, as trustee (the “Trustee”).  We refer in this Agreement to the Notes and the Guarantees as the “Securities”.  In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Issuer and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights set forth in this Agreement.  The execution of this Agreement is a condition to the closing under the Purchase Agreement.

In consideration of the foregoing, the parties hereto agree as follows:

1. Definitions.

As used in this Agreement, the following capitalized defined terms shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended from time to time.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

“Agreement” shall have the meaning set forth in the preamble.

“Black-Out Periods” shall have the meaning set forth in Section 3 hereof.

“Company” shall have the meaning set forth in the preamble and shall also include the Company’s successors.

“Exchange Dates” shall have the meaning set forth in Section 2(a)(ii) therein.

“Exchange Offer” shall mean the exchange offer by the Issuer of Exchange Securities for Registrable Securities pursuant to Section 2(a) hereof.

“Exchange Offer Registration” shall mean a registration under the 1933 Act effected pursuant to Section 2(a) hereof.

“Exchange Offer Registration Statement” shall mean an exchange offer registration statement on Form S-4 or F-4 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

“Exchange Securities” shall mean securities issued by the Issuer and the Guarantors under the Indenture, and, in the case of the Notes, containing terms identical to the Securities (except that (i) interest thereon shall accrue from the last date on which interest was paid on the Securities or, if no such interest has been paid, from October 2, 2009 and (ii) the Exchange Securities will not contain restrictions on transfer and the Exchange Securities shall not be subject to any increase in annual interest by operation of this Agreement) and to be offered to Holders of Securities in exchange for Securities pursuant to the Exchange Offer.

“Freely Transferable” means, with respect to a Security, a Security that at any time of determination (i) is freely transferable without volume restrictions by a Holder that is not an “affiliate” (as defined in Rule 144 under the 1933 Act (“Rule 144”)) of the Issuer where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination) in accordance with Rule 144 , or otherwise, (ii) whose restrictive legend relating to the 1933 Act has been removed and (iii) does not bear a restricted CUSIP number.

“Guarantees” shall have the meaning set forth in the preamble.

“Guarantors” shall have the meaning set forth in the preamble and shall also include each Guarantor’s successors.

“Holder” shall mean the Initial Purchasers, for so long as they own any Registrable Securities, and each of their successors, assigns and direct and indirect transferees who become registered owners of Registrable Securities under the Indenture; provided that for purposes of Sections 4 and 5 of this Agreement, the term “Holder” shall include Participating Broker-Dealers (as defined in Section 4(a)).

“Indenture” shall have the meaning set forth in the preamble and shall also include any amendment thereto made from time to time in accordance with the terms thereof.

“Indemnified Party” shall have the meaning set forth in Section 5(c) hereof.

“Indemnifying Party” shall have the meaning set forth in Section 5(c) hereof.

“Initial Purchasers” shall have the meaning set forth in the preamble.

“Issue Date” shall mean the first date of issuance of Securities under the Indenture.

“Issuer” shall have the meaning set forth in the preamble and shall also include the Issuer’s successors.

“Majority Holders” shall mean the Holders of a majority of the aggregate principal amount of outstanding Registrable Securities; provided that whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Issuer or any of its affiliates (as such term is defined in Rule 405 under the 1933 Act) (other than the Initial Purchasers or subsequent Holders of Registrable Securities if such subsequent holders are deemed to be such affiliates solely by reason of their holding of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount.

“Notes” shall have the meaning set forth in the preamble.

“Participating Broker-Dealer” shall have the meaning set forth in Section 4(a) hereof.

“Person” shall mean an individual, partnership, limited liability company, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

 “Purchase Agreement” shall have the meaning set forth in the preamble.

“Prospectus” shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, and in each case including all material incorporated by reference therein.

“Registrable Securities” shall mean the Securities; provided, however, that the Securities shall cease to be Registrable Securities (i) when such Securities are exchanged, by a person other than a broker-dealer, for Exchange Securities in the Exchange Offer Registration, (ii) in the case of any Exchange Securities held by a broker-dealer, following the exchange by such broker-dealer in the Exchange Offer Registration of a Security for such Exchange Security, the date on which such Exchange Security is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the Prospectus contained in the Exchange Offer Registration Statement, (iii) when a Registration Statement with respect to such Securities has become effective under the 1933 Act and such Securities have been disposed of pursuant to such Registration Statement, (iv) when such Securities are Freely Transferable or (v) when such Securities have otherwise ceased to be outstanding.

“Registration Expenses” shall mean any and all expenses incident to performance of or compliance by the Issuer and the Guarantors with this Agreement, including without limitation:  (i) all SEC, stock exchange or National Association of Securities Dealers, Inc. registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of up to one counsel in each relevant jurisdiction for any underwriters (in an Underwritten Offering) or Holders in connection with blue sky qualification of any of the Exchange Securities or Registrable Securities), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto and any other documents relating to the performance of and compliance with this Agreement and, in the case of an Underwritten Offering only, any underwriting agreement or securities sales agreement (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee and its counsel, (vii) the fees and disbursements of counsel for the Issuer and the Guarantors and, in the case of a Shelf Registration Statement, the fees and disbursements of one counsel for the Holders (which counsel shall be selected by the Majority Holders and which counsel shall be counsel for the Initial Purchasers unless the Majority Holders determine otherwise) and (viii) the fees and disbursements of the independent public accountants of the Issuer and the Guarantors, in the case of an Underwritten Offering, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance; but excluding fees and expenses of counsel to the underwriters or any advisers or experts retained by them (other than fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder.

“Registration Statement” shall mean any registration statement of the Issuer and the Guarantors that covers any of the Exchange Securities or Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

“SEC” shall mean the Securities and Exchange Commission.

“Securities” shall have the meaning set forth in the preamble.

“Shelf Registration” shall mean a registration effected pursuant to Section 2(b) hereof.

“Shelf Registration Statement” shall mean a “shelf” registration statement of the Issuer and the Guarantors pursuant to the provisions of Section 2(b) of this Agreement which covers all of the Registrable Securities on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

“Subsidiary Guarantors” shall have the meaning set forth in the preamble.

“TIA” shall have the meaning set forth in Section 3(l) hereof.

“Trustee” shall have the meaning set forth in the preamble.

“Underwriter” shall have the meaning set forth in Section 3 hereof.

 “Underwritten Offering” shall mean an offering in which Registrable Securities registered on a Shelf Registration Statement are sold to an Underwriter for reoffering to the public, when such Underwritten Offering is requested by the Majority Holders.  References herein to “Underwritten Offering” shall refer only to the first such offering occurring during the term of this Agreement.

2. Registration Under the 1933 Act.

(a) To the extent not prohibited by any applicable law or applicable interpretation of the Staff of the SEC and to the extent there are Registrable Securities outstanding on the 366th day after the Issue Date, the Issuer and the Guarantors shall file within 450 days of the Issue Date an Exchange Offer Registration Statement covering the offer by the Issuer and the Guarantors to the Holders to exchange all of the Registrable Securities for Exchange Securities and to use their commercially reasonable efforts to cause such Registration Statement to become effective within 540 days of the Issue Date and remain effective until the closing of the Exchange Offer.  The Issuer and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement has been declared effective by the SEC and use their commercially reasonable efforts to have the Exchange Offer consummated not later than 30 days after such effective date.   The Issuer and the Guarantors shall commence the Exchange Offer by mailing the related exchange offer Prospectus and accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law:

(i) that the Exchange Offer is being made pursuant to this Registration Rights Agreement and that all Registrable Securities validly tendered and not validly withdrawn will be accepted for exchange;

(ii) the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date such notice is mailed) (the “Exchange Dates”);

(iii) that any Registrable Security not tendered will remain outstanding and continue to accrue interest, but will not retain any rights under this Agreement;

(iv) that Holders electing to have a Registrable Security exchanged pursuant to the Exchange Offer will be required to surrender such Registrable Security, together with the enclosed letters of transmittal, to the institution and at the address specified in the notice prior to the close of business on the last Exchange Date; and

(v) that Holders will be entitled to withdraw their election, not later than the close of business on the last Exchange Date, by sending to the institution and at the address specified in the notice a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Securities delivered for exchange and a statement that such Holder is withdrawing his election to have such Securities exchanged.

As soon as practicable after the last Exchange Date, the Issuer and the Guarantors shall:

(i)           accept for exchange Registrable Securities or portions thereof validly tendered and not validly withdrawn pursuant to the Exchange Offer; and

(ii)           deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Securities or portions thereof so accepted for exchange by the Issuer and the Guarantors and issue, and cause the Trustee to promptly authenticate and mail to each Holder, an Exchange Security equal in principal amount to the principal amount of the Registrable Securities surrendered by such Holder.

The Issuer and the Guarantors shall use their commercially reasonable efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the 1933 Act, the 1934 Act and other applicable laws and regulations in connection with the Exchange Offer.  The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the Staff of the SEC.  The Issuer and the Guarantors shall, subject to applicable law, inform the Initial Purchasers of the names and addresses of the Holders to whom the Exchange Offer is made, and the Initial Purchasers shall have the right, subject to applicable law, to contact such Holders and otherwise facilitate the tender of Registrable Securities in the Exchange Offer.

(b) In the event that (i) the Securities are Registrable Securities and (ii) (A) the Issuer and the Guarantors determine that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated as soon as practicable after the last Exchange Date because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (iii) the Exchange Offer is not for any other reason consummated on or before the date that is 570 days after the Issue Date or (iv) the Exchange Offer has been completed and in the opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a Prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Securities, the Issuer and the Guarantors shall use their commercially reasonable efforts to cause to be filed as soon as practicable after such determination, date or notice of such opinion of counsel is given to the Issuer or the Guarantors, as the case may be, a Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Securities and to have such Shelf Registration Statement declared effective by the SEC.  In the event the Issuer and the Guarantors are required to file a Shelf Registration Statement solely as a result of the matters referred to in clause (iii) of the preceding sentence, the Issuer and the Guarantors shall use their commercially reasonable efforts to file and have declared effective by the SEC both an Exchange Offer Registration Statement pursuant to Section 2(a) with respect to all Registrable Securities and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Securities held by the Initial Purchasers after completion of the Exchange Offer.  The Issuer and the Guarantors agree to use their commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until all of the Registrable Securities covered by the Shelf Registration Statement cease to be Registrable Securities, or such shorter period that will terminate when all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.  The Issuer and the Guarantors further agree to supplement or amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Issuer and the Guarantors for such Shelf Registration Statement or by the 1933 Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by a Holder with respect to information relating to such Holder, and to use their commercially reasonable efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as practicable thereafter.  The Issuer and the Guarantors agree to furnish to the Holders of Registrable Securities copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c) The Issuer and the Guarantors shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a) and Section 2(b).  Each Holder shall pay all expenses of its counsel (other than as expressly set forth in this Agreement), all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder’s Registrable Securities pursuant to the Shelf Registration Statement.

(d) An Exchange Offer Registration Statement pursuant to Section 2(a) hereof or a Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that, if, after it has been declared effective, the offering of Registrable Securities pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Securities pursuant to such Registration Statement may legally resume.  Subject to the provisions of the penultimate paragraph of Section 3 hereof, in the event the Securities are Registrable Securities, the Exchange Offer is not consummated and the Shelf Registration Statement is not declared effective on or before the date that is 570 days after the Issue Date, the interest rate on the Securities will be increased by 1.0% per annum until the Exchange Offer is consummated or the Shelf Registration Statement, if required, is declared effective by the SEC.

(e) Without limiting the remedies available to the Initial Purchasers and the Holders, the Issuer and the Guarantors acknowledge that any failure by the Issuer or the Guarantors to comply with their obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the Issuer and the Guarantors’ obligations under Section 2(a) and Section 2(b) hereof.

3. Registration Procedures.

In connection with the obligations of the Issuer and the Guarantors with respect to the Registration Statements pursuant to Section 2(a) and Section 2(b) hereof, the Issuer and the Guarantors shall, if applicable:

(a) prepare and file with the SEC a Registration Statement on the appropriate form under the 1933 Act, which form (x) shall be selected by the Issuer and the Guarantors and (y) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Securities by the selling Holders thereof and (z) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate all financial statements required by the SEC to be filed therewith, and use their commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 hereof;

(b) prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the 1933 Act; to keep each Prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Registrable Securities or Exchange Securities;

(c) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, to counsel for the Initial Purchasers, to counsel for the Holders and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities (it being understood that documents available on EDGAR shall be deemed to be so furnished as of the date of their availability on EDGAR); and the Issuer and the Guarantors consent to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Securities and any such Underwriters in connection with the offering and sale of the Registrable Securities covered by and in the manner described in such Prospectus or any amendment or supplement thereto in accordance with applicable law;

(d) use their reasonable best efforts to register or qualify the Registrable Securities under all applicable state securities or “blue sky” laws of such jurisdictions as any Holder of Registrable Securities covered by a Registration Statement shall reasonably request in writing by the time the applicable Registration Statement is declared effective by the SEC, to cooperate with such Holders in connection with any filings required to be made with the Financial Industry Regulatory Authority and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, neither the Issuer nor any Guarantor shall be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction if it is not so subject;

(e) in the case of a Shelf Registration, notify each Holder of Registrable Securities, counsel for the Holders and counsel for the Initial Purchasers promptly and, if requested by any such Holder or counsel, confirm such advice in writing (i) when a Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority for amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Issuer and the Guarantors contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects or if the Issuer or the Guarantors receive any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, (v) of the happening of any event during the period a Shelf Registration Statement is effective which makes any statement made in such Registration Statement or the related Prospectus untrue in any material respect or which requires the making of any changes in such Registration Statement or Prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of a Prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein as necessary to be stated therein to make the statements therein, in light of the circumstances under which they were made not misleading and (vi) of any determination by the Issuer and the Guarantors that a post-effective amendment to a Registration Statement would be appropriate;

(f) use their reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement as soon as practicable and provide prompt notice to each Holder of the withdrawal of any such order;

(g) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(h) in the case of a Shelf Registration, cooperate with the selling Holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and enable such Registrable Securities to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders may reasonably request at least three business day prior to the closing of any sale of Registrable Securities;

(i) in the case of a Shelf Registration, upon the occurrence of any event contemplated by Section 3(e)(v) hereof, use their reasonable best efforts to prepare and file with the SEC a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Issuer and the Guarantors agree to notify the Holders to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holders hereby agree to suspend use of the Prospectus until the Issuer and the Guarantors have amended or supplemented the Prospectus to correct such misstatement or omission;

(j) unless otherwise required by law or in the opinion of counsel to the Issuer or the Guarantors, a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus after the initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) and make such of the representatives of the Issuer and the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) available for discussion of such document, and shall not at any time file or make any amendment to the Registration Statement, any Prospectus or any amendment of or supplement to a Registration Statement or a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) shall not have previously been advised and furnished a copy or to which timely delivered reasonable comments by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) shall not have been given reasonable consideration by the Issuers and Guarantors;

(k) obtain a CUSIP number for all Exchange Securities or Registrable Securities, as the case may be, not later than the effective date of a Registration Statement;

(l) cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended (the “TIA”), in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use their reasonable best efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(m) to the extent required under the 1933 Act and the rules and regulations thereunder in order to register the Guarantees under the 1933 Act, to cause each Guarantor to sign any Registration Statement and take all other action necessary to register any such Guarantees under the applicable Registration Statement;

(n) in the case of a Shelf Registration, make available for inspection by a representative of the Holders of the Registrable Securities, any Underwriter participating in any disposition pursuant to such Shelf Registration Statement (in the case of an Underwritten Offering), and attorneys and accountants designated by the Holders, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Issuer and the Guarantors, and cause the respective officers, directors and employees of the Issuer and the Guarantors to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with a Shelf Registration Statement;

(o) in the case of a Shelf Registration, use their reasonable best efforts to cause all Registrable Securities to be listed on any securities exchange or any automated quotation system on which securities issued by the Issuer and the Guarantors which are substantially identical to the Registrable Securities are then listed if requested by the Majority Holders, to the extent such Registrable Securities satisfy applicable listing requirements;

(p) use their reasonable best efforts to cause the Exchange Securities or Registrable Securities, as the case may be, to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act);

(q) if reasonably requested by any Holder of Registrable Securities covered by a Registration Statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information with respect to such Holder as such Holder reasonably requests to be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Issuer and the Guarantors have received notification of the matters to be incorporated in such filing; and

(r) in the case of a Shelf Registration, enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities including, but not limited to, an Underwritten Offering and in such connection, (i) to the extent possible, make such representations and warranties to the Holders and any Underwriters of such Registrable Securities with respect to the business of the Issuer and the Guarantors and their respective subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested, (ii) obtain opinions of counsel to the Issuer and the Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Holders and such Underwriters and their respective counsel) addressed to each selling Holder and Underwriter of Registrable Securities, covering the matters customarily covered in opinions requested in underwritten offerings, (iii) in the case of an Underwritten Offering, use their reasonable best efforts to obtain “cold comfort” letters from the independent certified public accountants of the Issuer and the Guarantors (and, if necessary, any other certified public accountant of any subsidiary of the Issuer and the Guarantors, or of any business acquired by the Issuer or the Guarantors for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each Underwriter of Registrable Securities and such other Persons who demonstrate to the reasonable satisfaction of such independent certified public accountants that they have a due diligence defense under the Securities Act, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Securities being sold or the Underwriters, and which are customarily delivered in underwritten offerings, to evidence the continued validity of the representations and warranties of the Issuer and the Guarantors made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in an underwriting agreement.

In the case of a Shelf Registration Statement, the Issuer and the Guarantors may require each Holder of Registrable Securities to furnish to the Issuer and the Guarantors such information regarding the Holder and the proposed distribution by such Holder of such Registrable Securities as the Issuer and the Guarantors may from time to time reasonably request in writing.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Issuer or the Guarantors of the happening of any event of the kind described in Section 3(e)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(i) hereof, and, if so directed by the Issuer or the Guarantors, such Holder will deliver to the Issuer (at its expense) all copies in its possession, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.  If any such notice to suspend the disposition of Registrable Securities pursuant to a Registration Statement is given, the Issuer and the Guarantors shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Holders shall have received copies of the supplemented or amended Prospectus necessary to resume such dispositions.  If, prior to the effectiveness of any Shelf Registration Statement, the Issuer or the Guarantors is aware that such Shelf Registration Statement will not become effective within the time required for effectiveness of such Shelf Registration Statement as a result of the happening of any event of the kind described in Section 3(e)(v) hereof, the Issuers and the Guarantors shall also be permitted to give a notice to such Holders of like effect.  The Issuer and the Guarantors may give any such notice only twice during any 365 day period and any such suspensions may not exceed 30 days for each suspension and there may not be more than two suspensions in effect during any 365 day period.  Such periods of suspension are defined as “Black-Out Periods”.  If the Issuer and the Guarantors fail to keep the Shelf Registration Statement effective at any time other then in a Black-Out Period, the interest rate on the Securities will be increased by 1.0% per annum until such Shelf Registration Statement becomes and remains effective.

The Holders of Registrable Securities covered by a Shelf Registration Statement who desire to do so may sell such Registrable Securities in an Underwritten Offering.  In any such Underwritten Offering, the investment banker or investment bankers and manager or managers (the “Underwriters”) that will administer the offering will be selected by the Majority Holders of the Registrable Securities included in such offering.

Notwithstanding anything in this Section 3 to the contrary, the requirements to file and consummate an Exchange Offer and/or file a Shelf Registration Statement shall terminate at such time as all the Registrable Securities are Freely Transferable.

4. Participation of Broker-Dealers in Exchange Offer.

(a) The Staff of the SEC has taken the position that any broker-dealer that receives Exchange Securities for its own account in the Exchange Offer in exchange for Securities that were acquired by such broker-dealer as a result of market-making or other trading activities (a “Participating Broker-Dealer”), may be deemed to be an “underwriter” within the meaning of the 1933 Act and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities.

The Issuer and the Guarantors understand that it is the Staff’s position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Securities, without naming the Participating Broker-Dealers or specifying the amount of Exchange Securities owned by them, such Prospectus may be delivered by Participating Broker-Dealers to satisfy their prospectus delivery obligation under the 1933 Act in connection with resales of Exchange Securities for their own accounts, so long as the Prospectus otherwise meets the requirements of the 1933 Act.

(b) In light of the above, notwithstanding the other provisions of this Agreement, the Issuer and the Guarantors agree that the provisions of this Agreement as they relate to a Shelf Registration shall also apply to an Exchange Offer Registration to the extent, and with such reasonable modifications thereto as may be, reasonably requested by the Initial Purchasers or by one or more Participating Broker-Dealers, in each case as provided in clause (ii) below, in order to expedite or facilitate the disposition of any Exchange Securities by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above; provided that:

(i) the Issuer and the Guarantors shall not be required to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement, as would otherwise be contemplated by Section 3(i), for a period exceeding 180 days after the last Exchange Date (as such period may be extended pursuant to the penultimate paragraph of Section 3 of this Agreement) and Participating Broker-Dealers shall not be authorized by the Issuer and the Guarantors to deliver and shall not deliver such Prospectus after such period in connection with the resales contemplated by this Section 4; and

(ii) the application of the Shelf Registration procedures set forth in Section 3 of this Agreement to an Exchange Offer Registration, to the extent not required by the positions of the Staff of the SEC or the 1933 Act and the rules and regulations thereunder, will be in conformity with the reasonable request to the Issuer and the Guarantors by the Initial Purchasers or with the reasonable request in writing to the Issuer and the Guarantors by one or more broker-dealers who certify to the Initial Purchasers, the Issuer and the Guarantors in writing that they anticipate that they will be Participating

Broker-Dealers; and provided further that, in connection with such application of the Shelf Registration procedures set forth in Section 3 to an Exchange Offer Registration, the Issuer and the Guarantors shall be obligated (x) to deal only with one entity representing the Participating Broker-Dealers, which shall be Morgan Stanley & Co. Incorporated unless it elects not to act as such representative, (y) to pay the fees and expenses of only one counsel representing the Participating Broker-Dealers, which shall be counsel to the Initial Purchasers unless such counsel elects not to so act and (z) to cause to be delivered only one, if any, “cold comfort” letter with respect to the Prospectus in the form existing on the last Exchange Date and with respect to each subsequent amendment or supplement, if any, effected during the period specified in clause (i) above.

(c) The Initial Purchasers shall have no liability to the Issuer, the Guarantors or any Holder with respect to any request that it may make pursuant to Section 4(b) above.

5. Indemnification and Contribution.

(a) The Issuer and the Guarantors agree, jointly and severally, to indemnify and hold harmless each Initial Purchaser, each Holder and each Person, if any, who controls any Initial Purchaser or any Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is under common control with, or is controlled by, any Initial Purchaser or any Holder, and each affiliate of any Initial Purchaser within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Initial Purchaser, any Holder or any such controlling or affiliated Person in connection with defending or investigating any such action or claim) caused by or arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Exchange Securities or Registrable Securities were registered under the 1933 Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by or arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Issuer and the Guarantors shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading, except insofar as such losses, claims, damages or liabilities are caused by (i) any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Initial Purchasers or any Holder furnished to the Issuer and the Guarantors in writing through Morgan Stanley & Co. Incorporated or any selling Holder expressly for use therein or (ii) the failure of such Initial Purchaser or Holder or control person thereof to deliver a supplement or amendment to any Prospectus which would have corrected such untrue statement or omission or alleged untrue statement or omission; provided such failure did not result from the Issuer’s or the Guarantors’ failure to comply with Section 3 hereof.  In connection with any Underwritten Offering permitted by Section 3, the Issuer and the Guarantors will provide indemnification no less favorable than as set forth above (or such other indemnification acceptable to Holders or the Underwriters, if any) to the Underwriters, if any, selling brokers, dealers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the 1933 Act and 1934 Act).

(b)  Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Issuer, the Guarantors, the Initial Purchasers and the other selling Holders, and each of their respective directors, officers and each Person, if any, who controls the Issuer, any Guarantor, any Initial Purchaser and any other selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Issuer and the Guarantors to the Initial Purchasers and the Holders, but only with reference to information relating to such Holder furnished to the Issuer and the Guarantors in writing by such Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 5(a) or 5(b), such Person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall be entitled to participation therein and, at its election assume the defense thereof (except in connection with any proceeding described in the next succeeding sentence) and shall, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to one local counsel in each jurisdiction where appropriate) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by Morgan Stanley & Co. Incorporated, in the case of parties indemnified pursuant to Section 5(a) above, and by the Company, in the case of parties indemnified pursuant to Section 5(b) above. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Party of the aforesaid request and (ii) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.  No Indemnifying

Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent the indemnification provided for in Section 5(a) or 5(b) is judicially determined to be unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Party under such paragraph, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantors on the one hand and the Initial Purchasers on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 5(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 5(d)(i) above but also the relative fault of the Issuer and the Guarantors on the one hand and of the Initial Purchasers on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors on the one hand and the Initial Purchasers on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Issuer and the total discounts and commissions received by the Initial Purchasers, bear to the aggregate offering price of the Securities. The relative fault of the Issuer and the Guarantors on the one hand and of the Initial Purchasers on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer and the Guarantors or by the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Initial Purchasers’ respective obligations to contribute pursuant to this Section 5 are several in proportion to the respective principal amount of Securities they have purchased hereunder, and not joint.

(e) The Issuer, the Guarantors and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 5 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 5, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Securities were sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Initial Purchasers, any Holder or any Person controlling any Initial Purchaser or any Holder, or by or on behalf of the Issuer and the Guarantors, their respective officers or directors or any Person controlling the Issuer or the Guarantors, (iii) acceptance of any of the Exchange Securities and (iv) any sale of Registrable Securities pursuant to a Shelf Registration Statement.

6. Miscellaneous.

(a) No Inconsistent Agreements.  The Issuer and the Guarantors have not entered into, and on or after the date of this Agreement will not enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof.  The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Issuer and the Guarantors’ other issued and outstanding securities under any such agreements.

(b) Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Issuer and the Guarantors have obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or consent; provided, however, that no amendment, modification, supplement, waiver or consent to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder.

(c) Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Issuer and the Guarantors by means of a notice given in accordance with the provisions of this Section 6(c), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; and (ii) if to the Issuer and the Guarantors, initially at the Issuer’s and the Company’s address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(c).

All such notices and communications shall be deemed to have been duly given:  at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the Person giving the same to the Trustee, at the address specified in the Indenture.

(d) Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Purchase Agreement.  If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such Person shall be entitled to receive the benefits hereof.  The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Issuer and the Guarantors with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

(e) Purchases and Sales of Securities.  The Issuer and the Guarantors shall not, and shall use their best efforts to cause their affiliates (as defined in Rule 405 under the 1933 Act) not to, purchase and then resell or otherwise transfer any Securities.

(f) Third Party Beneficiary.  The Holders shall be third party beneficiaries to the agreements made hereunder between the Issuer and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder.

(g) Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(h) Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i) Governing Law.  This Agreement shall be governed by the laws of the State of New York.

(j) Submission to Jurisdiction; Appointment of Agent for Service; Waiver of Immunity.  The Issuer and each of the Guarantors agrees that any suit, action or proceeding against the Issuer or any of the Guarantors brought by any Holders, the directors, officers, employees and agents of any Holder, or by any person who controls any Holder, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court in The City of New York, New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.

Each of the Issuer and the Guarantors, to the fullest extent permitted by applicable law, (i) irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit or proceeding and (ii) irrevocably designates and appoints National Registered Agents, Inc., 875 Avenue of Americas, Suite 501, New York, New York 10001, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such suit or proceeding.  In the event that such person is unable to serve as the Authorized Agent for any reason, each of the Issuer and the Guarantors hereby agrees to maintain the uninterrupted designation of an Authorized Agent upon whom process may be served in any such suit or proceeding and agrees to notify you of the name and address of any such future Authorized Agent.  Each of the Issuer and the Guarantors, to the fullest extent permitted by applicable law, hereby irrevocably authorizes and directs the Authorized Agent to accept such service.  Each of the Issuer and the Guarantors further agrees that service of process upon the Authorized Agent and written notice of said service to the Issuer or the Guarantors mailed by first class mail or delivered to the Authorized Agent shall be deemed in every respect effective service of process upon the Issuer or the Guarantors, as the case may be, in any such suit or proceeding.  Nothing herein shall affect the right of any person to service process in any other manner permitted by law.

Each of the Issuer and Guarantors agrees that a final action in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner.

Each of the Issuer and the Guarantors hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which they may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against them arising out of or based on this Agreement or the transactions contemplated hereby.

The provisions of this Section 6(j) are intended to be effective upon the execution of this Agreement without the further action by the Issuer, the Guarantors, the Initial Purchasers or the Holders and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

(k) Severability.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ELAN FINANCE PUBLIC LIMITED COMPANY

By: ___________________________________ Name: Title:

ELAN FINANCE CORP.

By: __________________________________ Name: Title:

ELAN CORPORATION, PLC

By: ____________________________________ Name: Title:

[SUBSIDIARY GUARANTORS:

By: ___________________________________ Name: Title: ]

Confirmed and accepted as of

the date first above written:

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
J & E Davy

By: Morgan Stanley & Co. Incorporated

By: ________________________________
Name:
Title:

By: Citigroup Global Markets Inc.

By: _________________________________
Name:
Title:

By: J & E Davy

By: _________________________________
Name:
Title: